EXHIBIT 3.1(a)

Amendment No. 1

to

the Limited Partnership Agreement

of

Diversified 2000 Futures Fund L.P.

(formerly Salomon Smith Barney Diversified 2000 Futures Fund L.P.)

dated as of

August 25, 1999,

and amended and restated as of October 1, 1999

(the “Agreement”)

WHEREAS, consistent with the General Partner’s authority to amend the Agreement without the consent of the Limited Partners under Paragraph 17(a), the Agreement shall be amended as follows:

1. The second paragraph of Paragraph 8 is hereby deleted and replaced in its entirety with the following: “The General Partner may delegate its responsibility for the investment of the Partnership’s assets to one or more qualified trading advisors and may delegate trading discretion to such persons, provided that the General Partner shall retain the ability to allocate and reallocate assets among advisors and the right to override decisions and take such other actions as may be necessary or desirable to liquidate accounts or protect the Partnership. The General Partner may negotiate and enter into one or more management agreements with the advisor(s) on behalf of the Partnership. Any such agreement could obligate the Partnership to pay management and incentive fees to the advisors in amounts determined by the General Partner acting in the best interests of the Partnership; provided, however, that such fees will in no event exceed those permitted under NASAA Guidelines for the Registration of Commodity Pool Programs (the “Guidelines”) and that, except as otherwise provided herein, neither the General Partner nor any affiliate of the General Partner shall receive an incentive fee in excess of 15% of New Trading Profits or a management fee if it or any of its affiliates receives any portion of the brokerage commissions paid by the Partnership. Specifically, except to the extent permitted by future changes to the Guidelines, incentive fees paid by the Partnership to an advisor shall never exceed 15%, increased by an additional 2% for each 1% by which the Partnership’s aggregate annual expenses (subject to the exclusions below) are reduced below 6% annually, of New Trading Profits, calculated not more often than quarterly on the Valuation Date, over the highest previous Valuation Date. The General Partner will not raise the incentive fee cap regardless of whether there is an increase in the fee cap set forth in the Guidelines while the Units of Limited Partnership Interest are registered in any jurisdiction that imposes the lower fee cap in the Guidelines as of the date of this Agreement.”

2. The seventh paragraph of Paragraph 8 is hereby deleted and replaced in its entirety with the following: “Subject to Paragraph 5 hereof, the General Partner may engage in other business activities and shall not be required to refrain from any other activity nor disgorge any profits from any such activity, whether as general partner of additional partnerships for investment in commodity futures contracts or otherwise. Consistent with the Guidelines, except as provided herein with respect to the administrative fee, the General Partner may engage and compensate on behalf of the Partnership from funds of the Partnership, such persons, firms or corporations, including itself or any affiliated person or entity, as the General Partner in its sole judgment shall deem advisable for the conduct and operation of the business of the Partnership; provided, however, that the aggregate fees and expenses of the Partnership (excluding incentive fees, the actual costs of legal and audit services, extraordinary expenses and brokerage commissions (a component of which has historically included and continues to include trading and, without limitation, other transaction-related fees as well as compensation paid to financial advisors who sell Units of Limited Partnership Interest and provide continuing services to Limited Partners)) shall not exceed 6% of the Partnership’s Net Assets on an annual basis.”

3. The following paragraph is hereby added after the eighth paragraph of Paragraph 8: “The Partnership shall pay the General Partner a monthly administrative fee in return for its services to the Partnership. The administrative fee initially shall equal 1/12 of 0.9% (0.9% per year) of month-end adjusted Net Assets and may be changed upon notice to the Limited Partners subject to the 6% fee and expense cap described in the immediately preceding paragraph. For purposes of calculating the General Partner’s administrative fee, adjusted Net Assets are “Net Assets” increased by the current month’s incentive fee accrual, the monthly management fee, the General Partner’s administrative fee and any allocable redemptions or distributions as of the end of such month.”

4. The foregoing amendments shall be effective as of October 1, 2014 and conforming changes shall apply to such other provisions, if any, of the Agreement in order to give such other provisions the effect of the amendments articulated above.

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IN WITNESS WHEREOF, this Amendment to the Agreement has been executed for and on behalf of the undersigned on August 8, 2014.

General Partner:

Ceres Managed Futures LLC

By:	/s/ Alper Daglioglu
Alper Daglioglu
President and Director